Room 4561
February 17, 2006

Mr. A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue
25th Floor
New York, New York 10022

      Re:	Scientific Games Corporation
      Form 10-K for the Year Ended December 31, 2004
		Filed March 16, 2005
		Form 8-K filed November 4, 2005
		File No. 0-13063

Dear Mr. Weil,

      We have reviewed your response to our letter dated September 22, 2005 in connection with our review of your Form 10-K and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004
Item 8. Financial Statements and Supplementary Data
Note 1. Description of the Business and Summary of Significant
Accounting Policies
(i) Other Assets and Investments, page 66

1. In your response to our previous comment number 2 it appears that you propose to revise your disclosures under this note to remove all reference to SFAS 86 to indicate that all of your software development costs are accounted under SOP 98-1. However, we note that you license lottery and pari-mutuel wagering software on stand alone basis or as part of sophisticated systems. In view of your software licensing activities please tell us how you considered paragraph 7 of EITF 00-3 in concluding that the development costs of these licensed software should not be accounted under SFAS 86.

(k) Revenue Recognition, page 66

2. We note your response to our previous comment number 3 and request clarification and revision as appropriate with respect to the following matters:

* Please explain why you believe the revenue recognition guidance in
SOP 97-2 is not applicable for your software customization contracts.
These contracts are to be accounted for under SOP 97-2 paragraphs
2,
8 and 74 -91.
* Clarify if any of the ongoing service obligations of your customized software system sales impact billing, payment arrangements or revenue recognition for the customization building portion of the systems.
* Describe the elements included in Lottery System and Pari-Mutuel System sales and confirm, if true, that all elements are accounted for under the percentage-of-completion method or describe other applicable revenue recognition methods.
* For each of your arrangements tell us how you account for hardware maintenance and reference the supporting authoritative accounting guidance.
* The collectibility standard for software sales and licensing is SOP 97-2 is that of probable not reasonably assured as under SAB 104.
Please explain or revise your "reasonably assured" policy under SAB
104 for your software sales.
* Please tell us how your use of cost incurred to date as a measure of progress toward completion for your contracts accounted for under percentage-of-completion complies with paragraphs 81-91 of SOP 97-2.

3. We note your response to prior comment number 7. It is not clear to the staff that the liquidated damages represent vendor consideration to be accounted for under EITF 01-9. It is not clear why these damages would be considered akin to sales incentives, discounts, price reductions or rebates as opposed to reimbursing the customer for damages due to performance issues and therefore should be expensed upon incurrence. Please provide us with an abstract from a representative contract arrangement that addresses damages you have recorded under EITF 01-9. Explain in greater detail the events that trigger damages for the installation and sales terminal start-ups.

4. Tell us over what periods you recognize the deferred liquidated damages costs and the basis for selecting those periods.

5. From your response to our previous comment number 8 it appears that your lottery software arrangements include Post-contract Customer Support (PCS) and software enhancements, in addition to the customized software. However, as we previously requested please provide an explanation of how you establish vendor-specific objective evidence (VSOE) of fair value for these two elements. Please provide us with this explanation in reasonable detail and identify the authoritative literature that supports your explanation.

6. In your response to our previous comment number 9 you indicate that you do not have "other arrangements" of multiple deliverables except for those explicitly identified in your proposed disclosures to our comment number 3. Please revise your disclosures to be consistent with your response to our previous comment number 9.

Form 8-K, filed November 4, 2005

7. We note that you refer to "pro forma" net income, "pro forma" income before income tax expense and "pro forma" income tax expense.
The information you have presented throughout this earnings release should be referred to as "non-GAAP" and not "pro forma." Pro forma has a meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.
See endnote 12 to SEC Release 33-8176.

8. We note the non-GAAP information included in the press release furnished in the Form 8-K filed November 4, 2005. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. We note the following inconsistencies in greater detail:

* Your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP income before income tax expense, non-
GAAP income tax expense, non-GAAP net income (loss) before income taxes and non-GAAP EBITDA. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

* We note no substantive disclosure that addresses the disclosures in
Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures FAQ issued June 13, 2003, prepared by Staff Members in the Division of Corporation Finance, U.S. Securities and Exchange Commission. For example, the disclosure does not explain the manner in which management uses each measure and the economic substance behind that decision or why the measures are useful to investors. Further, you do not explain the material limitations associated with each measure or the manner in which management compensates for such limitations.

As each of the non-GAAP measures excludes items that are considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs. Please revise your disclosure accordingly.

* * * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact me at (202) 551-3226 if you have any questions regarding these comments.


							Very truly yours,


							Craig D. Wilson
						Senior Assistant Chief Accountant
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A. Lorne Weil
Scientific Games Corporation
February 17, 2006
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